UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File No.: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC Industrial Direct Co., Inc.

75 Maxess Road, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2016 AND 2015 AND YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

MSC Industrial Direct 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MSC Industrial Direct 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the MSC Industrial Direct 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP Jericho, New York
June 29, 2017

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$815	$39,615

Investments, at fair value:
Mutual funds	265,100,618	237,343,441
Common collective trusts	50,615,085	47,156,666
MSC Industrial Direct Co., Inc. Common Stock	11,820,234	7,598,959
Self-directed brokerage	1,670,148	1,499,621
Total investments, at fair value	329,206,085	293,598,687

Receivables:
Employer contributions	445,140	-
Participant contributions	720,403	-
Notes receivable from participants	10,441,693	10,368,895
Total receivables	11,607,236	10,368,895
Total Assets	340,814,136	304,007,197

Liabilities
Excess contributions payable	462,978	-
Total Liabilities	462,978	-

Net assets available for benefits	$340,351,158	$304,007,197

See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

Year Ended December 31, 2016
Additions:
Additions to net assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$17,402,503
Interest and dividend income from investments	8,410,413

Net investment income	25,812,916

Interest income on notes receivable from participants	467,806

Contributions:
Participants	20,108,863
Employer, net of forfeitures	7,088,332
Rollovers	3,195,861

Total contributions	30,393,056

Deductions:
Deductions from net assets attributed to:

Benefits paid to participants	20,280,757
Administration fees and other	49,060

Total deductions	20,329,817

Net increase in net assets	36,343,961

Net assets available for benefits:
Beginning of year	304,007,197

End of year	$340,351,158
See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan document), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age.  Both full-time and part-time employees are eligible to join the Plan.

Participation and Contributions

The Plan is funded by employee and employer contributions.  Participants may elect to make pre-tax and, beginning March 1, 2016, Roth after tax (“Roth”) contributions of between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $18,000 during 2016.    In addition, the Plan permits catch-up contributions of $6,000 by participants who have attained age 50 by December 31 of each year.  Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax, Roth and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan.  Participants may currently direct contributions into 17 mutual funds, 2 common collective trusts, and a self-directed brokerage account.  Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock.  Amounts contributed to the Plan after October 1, 2012 with respect to which a participant has not directed the investment are invested in a “qualified default investment alternative” which is the T. Rowe Price Balanced Fund, as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001, as amended.

The Employer (as defined in the Plan) may make a discretionary matching contribution to eligible participants.  The Employer made, for 2016, a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax and Roth contributions.  The Employer may also make a discretionary profit sharing contribution to eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2016.  In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any profit sharing employer contributions. Upon termination of the Plan, 100% vesting occurs.

Participants vest in Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses.  Pre-tax and Roth contributions are maintained separately for participants.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2016 and 2015, the amounts of unallocated forfeitures were $93,873 and $13,916, respectively.  During the year ended December 31, 2016 and 2015 forfeited non-vested accounts of $188,855 and $292,920, respectively, were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan is $1,000, and the maximum loan is generally 50% of a participant’s total vested account balance, not to exceed $50,000. The interest rate is established by the prime rate plus one percent. Interest rates on outstanding loans as of December 31, 2016 and December 31, 2015 ranged from 4.25% to 9.25%,  respectively.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

Withdrawals

The Plan permits a participant to withdraw participant pre-tax, Roth, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

At death, disability, retirement or termination, participants (or their designated beneficiaries) are entitled to receive benefits equal to their vested account balances. In general, participants may elect to defer their distribution or elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct rollover to an Individual Retirement Account (“IRA”) or to an eligible retirement plan. However, if a participant’s vested account balance is $5,000 or less, the participant may not defer distribution and may elect to receive a lump sum distribution or a direct rollover to an IRA or an eligible retirement Plan.  If no such election is made and the participant’s vested account balance is greater than $1,000, but not more than $5,000, the participant’s vested account balance will be directly rolled over into an IRA established by the Plan Administrator for the participant’s benefit.  If the participant’s vested account balance is $1,000 or less and no election is made, the benefit will be paid in a lump sum distribution.

Plan Expenses

Expenses for recordkeeping, investment and other costs are generally paid by the Plan. Fees for accountants, counsel, and other specialists are generally paid by the Company.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities.  Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections.  Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock and potentially the individual investments in the self-directed brokerage accounts under the Plan.  Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who directs such decisions.

As of December 31, 2016 and December 31, 2015, approximately 3% and 2%, respectively, of the Plan’s net assets available for benefits were invested in the Class A Common Stock of MSC Industrial Direct Co., Inc. (quoted market prices of $92.39 and $56.27 per share, respectively).  As of May 31, 2017, the market price of the MSC Industrial Direct Co., Inc. Class A Common Stock was $83.94 per share.

Investment Valuation and Income Recognition

The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in Common Collective trusts, which are valued based on the net asset value as determined by using the estimated fair value of the underlying assets held in the fund.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution.  As of December 31, 2016 and December 31, 2015, there were $0 and $241,120, respectively, of distributions allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at each of these dates.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2016 excess contributions to the applicable participants before March 15, 2017.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962): Plan Investment Disclosures. The amendments remove the requirement to:

•	disclose individual investments held that exceed 5% of net assets available for benefits,
•	disclose net appreciation or depreciation in fair value of investments by type of investment held,
•	disaggregate investments reported in the fair value hierarchy table by class of investment, and
•	disclose investment strategy for investments for which fair value is measured using the NAV practical expedient if they are Form 5500 Direct Filing Entities.

ASU 2015-12 has been adopted for the December 31, 2016 Plan year-end. The retrospective approach requires that applicable items for the prior year also be presented in accordance with ASU 2015-12.

In May 2015, FASB issued ASU2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient (NAV practical expedient). ASU 2015-07 has been adopted for the December 31, 2016, Plan year-end. The retrospective approach requires that an investment for which fair value is measured using a NAV practical expedient be removed from the fair value hierarchy in all periods presented in the financial statements. Accordingly, the investment disclosures in Note 3 have been modified as of December 31, 2015, as well.

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety.  The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the net asset value (“NAV”) of shares held by the Plan at year end and are classified as Level 1 investments.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Common Collective Trusts: The Common Collective Trust investments include the Stable Value Fund and the Equity Income Trust. Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the Plan Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified as a Level 1 investment.

Self-directed Brokerage: Valued based on the fair market value of the underlying stocks and mutual funds, which are as of the closing price reported on the active markets on which the stocks are traded and the NAV of shares held by the Plan at year end, respectively, and is classified as a Level 1 investment.

The following tables set forth by level, within the fair value hierarchy,  the Plan’s assets at fair value as of December 31, 2016 and 2015:

Investments at Fair Value as of December 31, 2016
	Level 1	Total

Mutual Funds	265,100,618	265,100,618
MSC Industrial Direct Co., Inc. Class A Common Stock	11,820,234	11,820,234
Self-directed Brokerage	1,670,148	1,670,148

	$278,591,000	$278,591,000
Investments measured at Net Asset Value (NAV)*:
Common collective trusts		50,615,085
Total Investments at Fair Value		$329,206,085

Investments at Fair Value as of December 31, 2015
	Level 1	Total

Mutual Funds	237,343,441	237,343,441
MSC Industrial Direct Co., Inc. Class A Common Stock	7,598,959	7,598,959
Self-directed Brokerage	1,499,621	1,499,621

	$246,442,021	$246,442,021
Investments measured at Net Asset Value (NAV)*:
Common collective trusts		47,156,666
Total Investments at Fair Value		$293,598,687

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

*Certain investments that are measured at fair value using the net asset per share as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statement of Net Assets Available for Benefits.

4.      INCOME TAX STATUS

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2016-6 and 2015-36, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represent $261,904,536, or 77% of total net assets available for Plan benefits at fair value at December 31, 2016, and $239,877,576, or 79% of total net assets available for Plan benefits at fair value at December 31, 2015.

Plan investments in shares of Class A Common Stock issued by the Company were $11,820,234, or 3% of total net assets available for Plan benefits at fair value at December 31, 2016, and $7,598,959, or 2%  of total net assets available for plan benefits at fair value at December 31, 2015.

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. This revenue is used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue.

If the revenue received by T. Rowe Price from such mutual fund or collective trust service providers exceeds the amount owed under the MSA, T. Rowe Price remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay plan administrative expenses or allocated to the accounts of participants. During 2016, the excess amounts were not material.

6.      PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015 to the Form 5500:

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

	December 31,
	2016	2015

Net assets available for benefits per the financial statements	$340,351,158	$304,007,197

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	27,504

Less: Amounts allocated to withdrawing participants at end of year	-	(241,120)

Net assets available for benefits per the Form 5500	$340,351,158	$303,793,581

The following is a reconciliation of contributions received from participants per the financial statements for the year ended December 31, 2016 to the Form 5500:

December 31,
2016

Contributions received from participants per the financial statements	$20,108,863

Add: Corrective distributions for the year ended December 31, 2016	462,978

Contributions received from participants per the Form 5500	$20,571,841

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2016 to the Form 5500:

December 31,
2016

Benefits paid to participants per the financial statements	$20,280,757

Less: Amounts allocated to withdrawing participants at December 31, 2015	(241,120)

Less: Amounts transferred from the Plan for the year ended December 31, 2016	(72,971)

Benefits paid to participants per the Form 5500	$19,966,666

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year end but not paid as of that date.

The following is a reconciliation of the deductions in net assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

December 31,
2016

Total deductions in net assets available for benefits per the financial statements	$20,329,817

Add: Corrective distributions for the year ended December 31, 2016	462,978

Less: Amounts allocated to withdrawing participants at December 31, 2015	(241,120)

Less: Amounts transferred from the Plan for the year ended December 31, 2016	(72,971)

Total deductions in net assets available for benefits per the Form 5500	$20,478,704

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

December 31,
2016

Net increase in net assets available for benefits per the financial statements	$36,343,961

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(27,504)

Add: Amounts transferred from the Plan for the year ended December 31, 2016	72,971

Add: Amounts allocated to withdrawing participants at December 31, 2015	241,120

Net increase in net assets available for benefits per the Form 5500	$36,630,548

As a result of the adoption of ASU 2015-12, fully benefit-responsive investment contracts are recorded at contract value for financial statement presentation, eliminating the reconciling item for the Plan year ended December 31, 2016.

8.      SUBSEQUENT EVENTS

Effective January 1, 2017, the Plan was amended to modify the vesting provisions for Employer matching contributions for Plan participants actively employed with the Company. Employer matching contributions for these participants will become vested as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33 1/3%
2 but less than 3	66 2/3%
3 or more	100%

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Effective January 19, 2017, an enhanced investment fund lineup was implemented in the Plan. The enhanced fund lineup includes Vanguard Target Date Retirement Funds.  These funds typically invest in a broad range of underlying mutual funds that include stocks, bonds, and short-term investments and will replace the T. Rowe Price Balanced Fund as the new qualified default investment alternative.  In addition, the Baird Core Plus Bond Fund-Institutional was added as an intermediate-term bond fund.

Effective January 26, 2017, the following funds were removed from the lineup:

•	T.Rowe Price Personal Strategy Growth Fund
•	T.Rowe Price Personal Strategy Balanced Fund
•	T.Rowe Price Personal Strategy Income Fund
•	T. Rowe Price Balanced Fund
•	PIMCO Total Return Fund

Existing balances and future contributions in these eliminated funds will automatically be redirected into the relevant new investment options.

MSC INDUSTRIAL DIRECT 401(K) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (127,938 shares)	**	$11,820,234
PIMCO	PIMCO Total Return Fund (1,486,307 units)	**	14,907,655
T. Rowe Price *	T. Rowe Price Balanced Fund (760,446 units)	**	16,714,604
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (750,768 units)	**	14,534,875
Vanguard	Vanguard Inflation Protected Securities Fund (194,776 units)	**	2,528,199
T. Rowe Price *	T. Rowe Price Personal Strategy Income Fund (531,410 units)	**	9,570,699
T. Rowe Price *	T. Rowe Price Global Stock Fund (485,355 units)	**	13,934,555
T. Rowe Price *	T. Rowe Price Growth Stock Fund (695,242 units)	**	37,021,614
T. Rowe Price *	T. Rowe Price International Stock Fund (495,284 units)	**	7,572,900
T. Rowe Price *	T. Rowe Price New Horizons Fund (214,704 units)	**	9,298,851
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund (257,476 units)	**	19,117,558
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (36,080,210 units)	**	36,080,210
Cohen & Steers	Cohen & Steers Realty Shares (67,214 units)	**	4,411,271
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (501,350 units)	**	14,569,243
T. Rowe Price *	T. Rowe Price Value Fund (168,962 units)	**	5,685,588
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (258,923 units)	**	19,515,062
T. Rowe Price *	T. Rowe Price Personal Strategy Balanced Fund (1,108,899 units)	**	24,107,464
T. Rowe Price *	T. Rowe Price Personal Strategy Growth Fund (1,170,402 units)	**	34,117,214
Vanguard	Vanguard Small Cap Index Institutional Fund (169,375 units)	**	10,462,263
Vanguard	Vanguard Instl Index Fund (105,489 units)	**	21,501,779
T. Rowe Price*	U.S. Treasury Money Fund (64,099 units) ***	**	64,099

Brokerage Accounts	Self-directed Brokerage	**	1,670,148
Total investments			329,206,085
T. Rowe Price *	Cash	**	815
Participant Loans	2,427 Loans to participants with interest rates ranging from 4.25% - 9.25% with various maturity dates through 2025	**	10,441,693
Total Assets (Held at End of Year)			$339,648,593

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant directed investments and participant loans and therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(K) PLAN

Date: June 29, 2017
/s/ Jeanne Grampp
Jeanne Grampp On behalf of The MSC Industrial Direct 401(k) Administrative Committee

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm